Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Mountain Province Diamonds Inc. (the “Company”)

161 Bay St., Suite 1410

PO Box 216

Toronto, ON M5J 2S1

Item 2.	Date of Material Change

December 11, 2017.

Item 3.	News Release

News release filed on December 11, 2017.

A copy of the news release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company completed its previously announced private offering of US$330,000,000 senior secured second lien notes due December 15, 2022 (the “Notes”).

The Company will use the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its US$370 million project loan facility (of which US$357 million was outstanding as of September 30, 2017), to fully repay amounts owing to De Beers Canada, the operator of the Gahcho Kué diamond mine, for historic sunk costs related to the development of the mine (of which approximately C$48.5 million of costs and accumulated interest was outstanding as of September 30, 2017), and to pay related fees and expenses of the offering of the Notes and the entry into the new revolving credit agreement.

Dermont Desmond, a related party of the Company, has participated in the offering by purchasing US$60,000,000 of Notes. Mr. Desmond, together with Bottin (International) Investments Ltd., a corporation controlled by him, hold approximately 36,645,087 shares of Mountain Province or 22.9% of the outstanding shares of the Company and is therefore considered a related party of the Company. The terms of the Notes were determined through arm’s length negotiations between the Company and the initial purchasers. Mr. Desmond did not participate in such negotiations or determination. Mr. Desmond purchased Notes on the same terms as all other purchasers. The proposed participation of Mr. Desmond in the offering was approved by the independent members of the board.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.	Executive Officer

David Whittle

Interim President and Chief Executive Officer

Tel: (416) 361-3562

Item 9.	Date of Report

December 11, 2017.

SCHEDULE “A”

See attached.

www.mountainprovince.com

NEWS RELEASE

December 11, 2017

Shares Issued and Outstanding: 160,245,166

TSX and NASDAQ: MPVD

Mountain Province Diamonds Closes Offering of

New US$330,000,000 Senior Secured Second Lien Notes

Toronto and New York, December 11, 2017 – Mountain Province Diamonds Inc. (“Mountain Province”, the “Company”) (TSX and NASDAQ: MPVD) today announces the closing of its previously announced private offering of US$330,000,000 senior secured second lien notes due December 15, 2022 (the “Notes”). The Notes will accrue interest at a coupon rate of 8.0% per year, payable semi-annually in arrears.

Said David Whittle, the Company’s Interim President and Chief Executive Officer, “With the successful completion of this Note offering, the Company’s project lending facility is now fully resolved, eliminating all cash reserve account requirements and lender-approval restrictions, as well as any further need for bank waivers. We look forward to entering the coming new year with strongly performing operations, high margins and a healthy balance sheet.”

The Company will host a conference call to discuss the completed Note offering on Wednesday, December 13, 2017 at 11 am Eastern time. Please call in 10 minutes before the conference call starts and stay on the line. Operator assistance will be available if necessary.

Dial-In Numbers:
Toll-Free Participant Dial-In North America:	+1-866-300-0510
All International Participants Dial-In:	+1-636-812-6656

Conference ID: 9998905

A telephonic replay of the conference call will be available from two hours after the completion of the call until December 20, 2017.

Replay number (Toll Free North America);	+1-855-859-2056 or
+1-800-585-8367

Replay number (International):	+1-404-537-3406
The pass code for the replay is:	9998905

A replay will also be available on the Mountain Province website.

www.mountainprovince.com

The Notes are guaranteed on a senior secured basis by all of the Company’s existing subsidiaries. The Notes and the guarantees are secured on a second-priority basis by substantially all of the assets of the Company and the guarantors, including diamonds in inventory, equity interests in the guarantors and the assignment and pledge of the Company’s participation interest and rights in the Gahcho Kué diamond mine joint venture with De Beers Canada Inc., subject to certain customary exceptions. The Notes include typical high yield incurrence covenants with no maintenance covenants. The Notes offering was managed by a syndicate of banks led by Credit Suisse, with Scotiabank acting as joint book-running manager. Acting as co-managers to the offering were Nedbank Limited, ING and BMO Capital Markets.

Concurrent with the closing of the Notes offering, the Company is entering into an undrawn US$50 million first lien revolving credit facility (the “RCF”) with Scotiabank and Nedbank Limited in order to maintain a liquidity cushion for general corporate purposes.

Mountain Province will use the net proceeds from the offering of the Notes, together with cash on its balance sheet, to fully repay and terminate its US$370 million project loan facility (of which US$357 million was outstanding as of September 30, 2017), to fully repay amounts owing to De Beers Canada, the operator of the Gahcho Kué diamond mine, for historic sunk costs related to the development of the mine (of which approximately C$48.5 million of costs and accumulated interest was outstanding as of September 30, 2017), and to pay related fees and expenses of the offering of the Notes and the entry into the new RCF.

The Company has been informed by the book-running managers that certain entities ultimately beneficially owned by Dermot Desmond, a related party of the Company, have participated in the offering by purchasing US$60,000,000 of Notes. Mr. Desmond, together with Bottin (International) Investments Ltd., an entity ultimately beneficially owned by him, holds approximately 37,951,887 shares of Mountain Province or 23.7% of the outstanding shares of the Company and are therefore considered related parties of Mountain Province. Mr. Desmond purchased the Notes on the same terms as all other purchasers. The proposed participation of Mr. Desmond in the offering was approved by the independent members of the board. For further information please see the material change report filed by the Company concurrently with this press release. The Company was unable to file the material change report 21 days in advance of completion of the offering of Notes because the participation by Mr. Desmond had not been determined at that time.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada’s Northwest Territories. Gahcho Kué is the world’s largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.

David Whittle, Interim President and CEO

161 Bay Street, Suite 1410

Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

Caution Regarding Forward Looking Information

This news release contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and United States securities laws concerning Mountain Province. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the use of proceeds from the Notes offering and the entry into the new revolving credit agreement. Forward-looking statements are frequently characterized by words such as “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “targets,” “intends,” “likely,” “will,” “should,” “to be”, “potential” and other similar words, or statements that certain events or conditions “may”, “should” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include factors affecting the Gahcho Kue diamond mine and the mining industry. For a more complete description of these and other possible risks and uncertainties, please refer to our Annual Information Form for the year ended December 31, 2016, as well as to our subsequent filings with Canadian securities regulatory authorities at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov. The forward-looking statements in this news release speak only as of the date of this new release and, except as required by applicable law, Mountain Province makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.